Exhibit 19.1
LEGAL POLICIES & PROCEDURES
INSIDER TRADING POLICY

Department	Legal
Date	February 3, 2026
Page(s)	14
Owner	Chief Legal Officer

Federal, state and foreign securities laws prohibit trading in the equity or debt securities of a company while in possession of material non-public information about the company. In order to take an active role in promoting compliance with such laws, and to help prevent insider trading violations by its officers, directors, employees and certain others, Cushman & Wakefield Ltd. (the “Company”) has adopted the policies and procedures described in this memorandum (the “Policy”).

1.APPLICABILITY OF POLICY
This Policy applies to all transactions in the Company’s securities, including ordinary shares/stock, options to purchase ordinary shares/stock, restricted stock units, debt securities and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s securities, including securities exchangeable into the Company’s securities, whether or not issued by the Company, such as exchange-traded options (collectively, “Company Securities”). Its prohibitions apply to actions taken by all officers, directors, employees, temporary employees, independent consultants and contractors of the Company and its subsidiaries (together, the “Company Persons” and each a “Company Person”).
Portions of this Policy impose additional obligations on certain Company Persons that have, or are likely to have, regular or special access to material non-public information in the normal course of their duties (“Insiders”). The Company has determined that the persons identified on Attachment A are Insiders for the purposes of this Policy. The Chief Legal Officer (“CLO”), in consultation with the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as necessary, shall maintain the list of Insiders, including by removing or adding persons to the list as necessary.
The procedures, restrictions and prohibitions in this Policy on actions by Company Persons also apply to actions by (i) such Company Person’s family members who reside with them (including spouses, children (including a child away at college), stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), (ii) anyone else who lives in their household, (iii) any family members who do not live in their household but whose transactions in Company Securities are directed by a Company Person or are subject to a Company Person’s influence or control, and (iv) any entities that a Company Person directly or indirectly influences or controls (including any corporations, partnerships or trusts). All Company Persons are responsible for ensuring that such other persons or entities follow the procedures, and do not engage in the activities restricted or prohibited, under this Policy.

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A PROPOSAL FOR

POLICIES & PROCEDURES

This Policy (and/or a summary thereof) shall be delivered to all new Company Persons upon the commencement of their relationships with the Company or its subsidiaries and is to be circulated to all Company Persons at least annually.

2.STATEMENT OF POLICY

GENERAL PROHIBITION AGAINST INSIDER TRADING

No Trading or Tipping on Material Non-Public Information

No Company Person may, while in possession of material non-public information about the Company:
•buy, sell or otherwise engage in any transactions, directly or indirectly, in any Company Securities, except as described in this Section 2;
•make recommendations or express opinions about trading in Company Securities;
•disclose such information to persons within the Company whose jobs do not require them to have such information, or outside of the Company to other persons, including family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
•assist anyone in the above activities.

The above restrictions also apply to transacting in the securities of another company while in possession of material non-public information relating to such other company, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company or any subsidiary of the Company.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from these restrictions. The securities laws do not recognize mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

“Material Non-Public Information”

Material Information. It is not possible to define all categories of material information, as the ultimate determination of materiality by enforcement authorities will be based on an assessment of all of the facts and circumstances and is often evaluated with the benefit of hindsight. Information that is material at one point in time may cease to be material at another point in time, and vice versa.

In general, information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether positive or negative, and whether the change is large or small, should be considered material.

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A PROPOSAL FOR

POLICIES & PROCEDURES

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

•Financial results;
•Projections of future revenues, earnings or losses or other earnings guidance or changes to previously announced earnings guidance;
•A pending or proposed merger;
•A disposition or acquisition of significant assets or a significant subsidiary;
•Significant impairments, write-offs or restructurings;
•Creation of a significant direct or contingent financial obligation;
•Impending bankruptcy or financial liquidity problems;
•The gain or loss of (or significant reduction of business with) a substantial customer;
•Changes in dividend policy;
•Significant changes in the Company’s pricing or cost structure;
•Stock splits;
•New equity or debt offerings;
•Significant litigation or regulatory exposure due to actual or threatened litigation, investigation or enforcement activity;
•Changes in senior management;
•Significant additions or departures of brokers;
•Significant agreements not in the ordinary course of business (or termination thereof);
•A change in auditors or notification that the auditor’s reports may no longer be relied upon; and
•The imposition of a ban on trading in Company Securities.

The CLO, in consultation as appropriate with the CEO, the CFO or other members of senior management of the Company, has the authority to determine whether any information constitutes material non-public information.

Non-Public Information. Information is not considered public until it has been disclosed broadly to the marketplace (for example, included in a press release or a filing with the Securities and Exchange Commission (the “SEC”)) and the investing public has had time to absorb the information fully. Information will be considered to be fully absorbed by 9:30 a.m. U.S. Eastern Time on the second “trading day” after the information is released. If, for example, the Company were to make an announcement on Monday, the information in the announcement would be considered public (and trades could be made) starting at 9:30 a.m. U.S. Eastern Time on Wednesday (assuming all relevant days are “trading days”; a “trading day” is a day on which the New York Stock Exchange is open for business).

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SPECIAL RESTRICTIONS AND PROHIBITIONS

The following transactions present heightened legal risk and/or the appearance of improper or inappropriate conduct on the part of Company Persons, and are prohibited as follows. The prohibitions apply even if the relevant Company Person is not in possession of material non-public information.

Short Sales

Short sales of a security (i.e., the sale of a security that the seller does not own) by their nature reflect an expectation that the value of the security will decline. Short sales can create perverse incentives for the seller, and signal to the market a lack of confidence in the Company’s prospects. Accordingly, no Company Person may engage in a short sale of Company Securities.

Publicly Traded Options

A put is an option to sell a security at a specific price before a set date, and a call is an option or right to buy a security at a specific price before a set date. Generally, put options are purchased when a person believes the value of a security will fall, and call options are purchased when a person believes the value of a security will rise. A transaction in options is, in effect, a bet on the short-term movement of the Company’s securities, and therefore creates the appearance of trading on the basis of material non-public information. Transactions in options may also focus a Company Person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, no Company Person may engage in a put, call or other derivative security transaction relating to Company Securities on an exchange or in any other organized market.

Hedging Transactions

Certain forms of hedging or monetization transactions, including zero-cost collars, equity swaps, exchange funds and forward sale contracts, allow a stockholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the stockholder to continue to own the covered securities, but without the full risks and rewards of ownership. Because participating in these transactions may cause a Company Person to no longer have the same objectives as the Company’s other stockholders, no Company Person may engage in such transactions.

Margin Accounts and Pledges

Securities held in margin accounts for collateral as a margined loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale that occurs at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Company Securities would fall under the restrictions in this Policy on trading during such times. Therefore, no Company Person may hold Company Securities in a margin account or pledge Company Securities as collateral for a loan.

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A PROPOSAL FOR

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Open Window Periods

Insiders will generally be able to purchase or sell Company Securities only during four quarterly open window periods, subject to any special blackout periods, each as described below.

Quarterly Open Window Periods. Quarterly open window periods start at 9:30 a.m. U.S. Eastern Time on the second trading day following the release to the public of the Company’s earnings for a fiscal quarter or fiscal year and ends on the 15th calendar day of the last month of each fiscal quarter. Insiders may not conduct any transactions in Company Securities except during open window periods, subject to certain limited exceptions described below, though even during an open window period, these restrictions apply if an Insider is in possession of material non-public information.

The Company recognizes that an Insider may experience exceptional circumstances that may necessitate a transaction outside of an open window period. In that case, the Insider must request permission to do so from the CLO and the CFO. Permission to transact outside of an open window period is in the discretion of the CLO and the CFO and the Insider must still not be in possession of material non-public information.

Special Blackout Periods. From time to time the CLO may impose special blackout periods, during which Insiders and other affected persons will be prohibited from engaging in transactions in Company Securities. In the event of a special blackout period, the CLO will notify Insiders and other affected persons, who will be prohibited from engaging in any transaction involving the Company Securities until further written notice. The imposition of a special blackout period is itself confidential information, and the fact that it has been imposed may not be disclosed to others.

Modification of an Open Window or Special Blackout Period. The CLO may shorten, suspend, terminate or extend any open window or special blackout period at such time and for such duration as he or she deems appropriate given the relevant circumstances. Any persons affected by such a modification will be appropriately notified.

CERTAIN EXCEPTIONS

The following routine transactions, within the limits described, are generally not subject to the restrictions on trading in this Policy. The Company reserves, though, the right to prohibit any such transaction as it, in its sole discretion, deems necessary.

Stock Option Exercises

This Policy does not apply to the exercise of any employee stock options, whereby a Company Person pays out-of-pocket to exercise and hold the stock, or to the “net exercise” of a tax withholding right pursuant to which a Company Person elects to have the Company withhold shares subject to an option to satisfy tax-withholding requirements. This Policy does apply, however, to any sale of shares as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

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401(k) Plan

This Policy does not apply to purchases of Company stock in a 401(k) plan resulting from a periodic contribution of money to the plan pursuant to a Company Person’s payroll deduction election. This Policy does apply, however, to certain elections a Company Person may make under a 401(k) plan, including (1) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (2) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Company Person’s Company stock fund balance, (3) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund, and (4) an election to increase or decrease the percentage of a Company Person’s periodic contributions that will be allocated to the Company stock fund.

Equity Incentive Plan

This Policy does not apply to the vesting and settlement of awards made pursuant to an equity incentive plan, or the withholding or sale of stock back to the Company to satisfy tax withholding obligations upon the vesting of any awards made pursuant to an equity incentive plan. The Policy does apply, however, to any market sale of stock after vesting.

ADDITIONAL PROCEDURES AND GUIDELINES

Transactions under Rule 10b5-1 Plans

Implementation of a trading plan under Rule 10b5-1 under the Exchange Act (a “Plan”) allows a person to place a standing order with a broker to purchase or sell stock of the Company, so long as the Plan specifies the dates, prices and amounts of the planned trades or establishes a formula for those purposes. Trades executed in compliance with a Plan may generally be executed even though the person who established the Plan may be in possession of material non-public information at the time of the trade. The Company may permit adoption of a Plan meeting the requirements described below.

A trading plan may only be established when a person is not in possession of material non-public information, during an open window period and when a special blackout period is not in effect. Anyone subject to this Policy who wishes to enter into a Plan must submit the trading plan to the Legal Department for prior, written approval. All Plans must be placed through Fidelity. Subsequent modifications to any Plan must also be pre-approved by the Legal Department, with any modifications to the amount, price or timing of a purchase or sale under the Plan (“Substantive Amendments”) treated as a termination of the existing Plan and the adoption of a new Plan (which new Plan would need to meet the requirements described below).

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Whether or not pre-approval will be granted will depend on all the facts and circumstances at the time, but the following guidelines should be kept in mind:

•A Plan must be in writing and entered into only during an open window period, when a special blackout period is not in effect and when the individual is not in possession of material non-public information about the Company or its securities;
•A Plan must be adopted or modified in good faith and not as part of a plan or scheme to evade the anti-fraud rules under the federal securities laws; any individual adopting or modifying a Plan must act in good faith at all times throughout the duration of the Plan, including (a) not exercising any influence over the amount of securities to be traded under the Plan, the price at which they are to be traded or the date on which they are traded, and (b) acting in good faith with respect to timing of Company disclosures and/or decisions under the individual’s control;
•Directors and officers of the Company must also include written representations at the time of adoption of a new or modified Plan certifying that: (1) they are not aware of any material nonpublic information about the Company or its securities; and (2) they are adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5;
•Except as otherwise permitted under Rule 10b5-1, an individual may not have more than one Plan in effect at any given time, and no transactions may be effected outside the Plan while it is in effect;
•A Plan must permit its termination by the Company at any time when the Company believes that trading pursuant to its terms may not lawfully occur;
•For directors and officers of the Company, transactions under a Plan may not commence until the later of (i) 90 days following the execution of the Plan or (ii) two business days following the next disclosure of the Company’s financial results in a Form 10-Q or Form 10-K (but in any event no later than 120 days from the execution of the Plan); for all other Company Persons, transactions under a Plan may not commence until 60 days have elapsed from the execution of the Plan;
•A Plan should, in the absence of special circumstances, include an expiration date that is at least six months but not more than 18 months from the effective date of the Plan;
•A Plan should provide for relatively simple pricing parameters (e.g., limit orders), rather than complex formulae for determining when trading under the Plan may occur and at what price;
•A Plan may generally not be terminated or amended once it is executed to avoid calling into question the original “bona fides” of the Plan; any Substantive Amendment of a Plan will be treated as a termination of the existing Plan and adoption of a new Plan, and therefore, may be made only during an open window period, when a special blackout period is not in effect and when the person is not in possession of material non-public information and trades under the new Plan will be subject to the applicable “cooling-off” period set forth above;
•Plans do not obviate the need to file Form 144 or Forms 3, 4 or 5 and the fact that a reported transaction was made or is to be made pursuant to a Plan must be noted on the applicable Form; and
•A copy of the executed version of any pre-cleared trading Plan must be provided to the Legal Department for retention in accordance with the Company’s Record Retention Policy.

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•NOTE: The Company will be required to provide quarterly disclosure on Forms 10-Q and 10-K of (1) whether any director or officer has adopted, modified or terminated a Plan and (2) a description of the material terms of the Plan, including the name and title of the director or officer; the date the Plan was adopted, modified or terminated; the Plan’s duration; and the total amount of securities to be purchased or sold under the Plan (pricing terms are not required to be disclosed).

Pre-Clearance

Insiders must obtain written pre-clearance from the Legal Department before transacting in Company Securities, including for transactions occurring during an open window period, any gifts of Company Securities and any exercise of director or employee stock options other than as described under “―Certain Exceptions―Stock Option Exercises” above. A form for such purposes is provided as Attachment B. Requests may be submitted, together with all required supporting documentation and certification, after 4pm U.S. Eastern Time on the first trading day following the release to the public of the Company’s earnings for a fiscal quarter or fiscal year or at any time during an open window period so long as a special blackout period is not in effect. To the extent possible, requests for approval are generally processed within two business days after receipt of the requests (together with all required supporting documentation and certification), although such approvals may take longer depending upon the related facts and circumstances. The Legal Department is under no obligation to approve any trade. Once approved, pre-clearance is valid for any transaction in Company Securities during the remainder of the open window period during which the relevant request was submitted. If the transaction order is not placed within that period, pre-clearance must be requested and approved in writing again during the next open window period and when a special blackout period is not in effect. Requesting persons must treat denials of pre-clearance requests as confidential.

Exchange Act Section 16

Directors and executive officers of the Company (“Section 16 Persons”) must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). The practical effect of these provisions is that Section 16 Persons who purchase and sell Company stock (or derivative securities related to Company stock) within a period of less than six months must disgorge all profits to the Company whether or not they had knowledge of any material non-public information.
Under these provisions, and so long as certain specific criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option is deemed a purchase under Section 16; however, these transactions must still be reported in accordance with the requirements of Section 16, and the sale of any such shares is a sale under Section 16. The making or receiving of gifts of Company stock must also be reported under Section 16.

Section 16 Persons should be aware that trading in Company stock under an approved Rule 10b5-1 plan does not exempt such transactions from the provisions of Section 16, including the reporting requirements.

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A PROPOSAL FOR

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To ensure compliance with all reporting requirements, a Section 16 Person must, on the date of any trade, provide the Legal Department with all information relating to the trade that is necessary to properly prepare a Form 4. A Section 16 Person must also execute a Form 4 (either individually or through a duly-authorized power of attorney) within a sufficient amount of time to allow the Legal Department to electronically file the Form 4 with the SEC via EDGAR before the end of the second business day following the trade.

Short-Term Trading

Frequent trading of Company Securities can create the appearance of wrongdoing even if the decision to trade was based solely on public information. Company Persons are strongly discouraged from trading in Company Securities for short-term trading profits.

Confidentiality of All Non-Public Information

Company Persons must maintain the confidentiality of the Company’s non-public information. In the event a Company Person receives any inquiry or request for information (particularly financial results and/or projections, and including to affirm or deny information about the Company), from any person or entity outside the Company, such as a stock analyst, and it is not part of such Company Person’s regular corporate duties to respond to such inquiry or request, the inquiry should be referred to Investor Relations, which will determine whether such inquiry should also be forwarded to the Legal Department.

Individual Responsibility

All Company Persons have the individual responsibility to comply with this Policy. A Company Person may, from time to time, have to forgo a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the material non-public information. While the Legal Department can and should be consulted regarding the application of this Policy, including the appropriateness of engaging in a particular transaction at a particular time, the responsibility for adhering to this Policy and avoiding unlawful transactions, and ensuring that family members, household members or entities whose transactions are subject to this Policy (as described above) do the same, rests with each Company Person. Any action on the part of the Company, the Legal Department or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

Post-Termination Transactions

This Policy applies even after termination of employment or service with the Company. If a Company Person is in possession of material non-public information when his or her employment or service terminates, that person may not trade in Company Securities (or another company’s securities, as described in this Policy) until such information has become public or is no longer material.

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3.POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

Criminal and Civil Liability

Pursuant to Federal, state and foreign securities laws, persons engaging in transactions in a company’s securities at a time when they have material non-public information regarding the company, or that disclose material non-public information or make recommendations or express opinions on the basis of material non-public information to a person who engages in transactions in that company’s securities (“tipping”), may be subject to significant monetary fines and imprisonment. The Company and its supervisory personnel also face potential civil and criminal liability if they fail to take appropriate steps to prevent illegal insider trading.

The SEC has imposed large penalties even when the disclosing person did not profit from the trading; there is no minimum amount of profit required for prosecution.

Possible Disciplinary Action

Company Persons who violate this Policy will be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

4.MONITORING COMPLIANCE

The Legal Department will monitor compliance with this Policy and the CLO will periodically review this Policy with the Audit Committee of the Board of Directors. In addition to the other duties of the Legal Department under this Policy, the Legal Department will be responsible for the following:

•Pre-clearing all transactions involving Company Securities by Insiders in order to determine compliance with this Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended;
•Serving as the designated recipient at the Company of copies of reports filed with the SEC by Section 16 Persons under Section 16 of the Exchange Act;
•Assisting in the preparation of Section 16 reports (Forms 3, 4 and 5) for Section 16 Persons;
•Sending quarterly and other reminders to Insiders regarding the start and completion of the open window periods;
•Sending notifications to Insiders and other affected persons regarding special blackout periods;
•Sending reminders to all Section 16 Persons about their obligations to report under Section 16;
•Periodically circulating this Policy (and/or a summary thereof) and coordinating training about this Policy to Company Persons;
•Promptly circulating this Policy and coordinating training to all persons who become Company Persons;
•Maintaining a current version of this Policy on the Company’s intranet website; and

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A PROPOSAL FOR

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•Assisting the Company in implementing this Policy, including monitoring relevant changes in law, regulation or best practices and making appropriate changes to this Policy and related practices and procedures.

The CLO has ultimate responsibility for all matters pertaining to the interpretation and enforcement of this Policy.

5.INQUIRIES

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Legal Department. If there is any uncertainty as to the appropriateness of any such communications, please consult with the Legal Department before speaking with anyone, especially brokers or any other persons or entities contemplating or executing securities trades.

6.ACKNOWLEDGEMENT

All Insiders must confirm their understanding of, and intent to comply with, this Policy.

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ATTACHMENT A

INSIDERS

Insider list maintained with the CLO and subject to ongoing Company review.

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ATTACHMENT B

FORM OF TRADING CLEARANCE APPLICATION

Name:
Title:
Date:
Type of Security to be Traded:
Type of Transaction(s) (Purchase / Sale / Entry into 10b5-1 Plan (if Plan, please attach) / Gift):
Number of Shares Involved (if applicable):

CERTIFICATION

    I hereby certify that I am not in possession of any material non-public information about the Company and / or its subsidiaries. I understand that material non-public information is information concerning the Company that (a) is not generally known to the public; and (b) if publicly known, would be considered important to a reasonable investor in making a decision to buy, sell or hold Company securities. I understand that if I trade while in possession of material non-public information, I may be subject to severe civil or criminal penalties, and may be subject to discipline by the Company up to and including termination for cause. The undersigned agrees to advise the Company promptly if, as a result of future developments, any of the foregoing information becomes inaccurate or incomplete in any respect. The undersigned understands that the Company may require additional information about the transaction and agrees to provide such information upon request.

Name:
Date:

REVIEW AND DECISION

    The undersigned has reviewed the foregoing application and approves / prohibits (circle one) the proposed trade(s).

Name:
Title:
    Legal Department
Date:

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ANNEX 1
ACKNOWLEDGEMENT

    The undersigned hereby acknowledges that he/she has read and understands, and agrees to comply with, the Company’s Insider Trading Policy.

Name Printed:

Date:

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